EXHIBIT 77C

(a)	A Joint Special Meeting of Shareholders of Highland
Floating Rate Advantage Fund and Highland Floating Rate Fund (together the "Acquired Funds," and each an "Acquired Fund") was held on May 23, 2011.
(c)	Approval of the Agreement and Plan of Reorganization
("Reorganization") by and among the Acquired Funds and Highland Funds I, on behalf of Highland Floating Rate Opportunities Fund (the "Acquiring Fund"), which provides for the acquisition of the assets of each Acquired Fund in exchange for Class A, Class B, Class C and Class Z shares of the Acquiring Fund and the assumption of the liabilities of each Acquired Fund by the Acquiring Fund.

The shares represented at the Meeting on May 23, 2011 voted the Proposal as follows:

Proposal: Reorganization:

Shares Voted For: 23,214,836   83.38%

Shares Voted Against: 785,301   2.82%


Shares Abstained: 3,842,615     13.80%